Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

August 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Alexandra Barone

Re:	Healthcare Triangle, Inc.
Registration Statement on Form S-1
File No. 333-266952

Ms. Barone:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Healthcare Triangle, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Monday, August 22, 2022, or as soon as thereafter possible.

Also, the Company authorizes Jeffrey P. Wofford, Esq. at Carmel, Milazzo & Feil LLP, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Wofford at 212-658-0458; Ext. 1004 as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Healthcare Triangle, Inc.

By:	/s/ Suresh Venkatachari
Suresh Venkatachari
Chief Executive Officer